                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                               PURSUANT TO 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                                   CMGI, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   125750 10 9
                                 (CUSIP Number)

                                December 31, 2002
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]     Rule 13d-1(b)

[ ]     Rule 13d-1(c)

[X]     Rule 13d-1(d)


____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125750 10 9                   13G                    Page 2 of 6 Pages

--------------------------------------------------------------------------------

      NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
 1    (ENTITIES ONLY)

      David S. Wetherell

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            13,711,812 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          16,932,672 shares**
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             13,711,812 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          16,932,672 shares**

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      30,644,484 shares**

------------------------------------------------------------------------------
        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
10                                                                 [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      7.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
      IN

------------------------------------------------------------------------------
      **Mr. Wetherell disclaims beneficial ownership of 16,932,672 shares.

CUSIP No. 125750 10 9                   13G                    Page 3 of 6 Pages


Item 1(a).  Name of issuer:

            CMGI, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            100 Brickstone Square, Andover, MA  01810


Item 2(a).  Name of Person Filing:

            David S. Wetherell

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o CMGI, Inc.
            100 Brickstone Square, Andover, MA  01810


Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock, $0.01 par value

Item 2(e).  CUSIP Number:

            125750 10 9


Item 3. If the Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)    [_]    Broker or dealer registered under Section 15 of the Exchange
                   Act.

     (b)    [_]    Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    [_]    Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act.

     (d)    [_]    Investment Company registered under Section 8 of the
                   Investment Company Act.

     (e)    [_]    An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E).

     (f)    [_]    An employee benefit plan or endowment fund in accordance
                   with Rule 13d-1(b)(1)(ii)(F).

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CUSIP No. 125750 10 9                   13G                    Page 4 of 6 Pages


     (g)    [_]    A parent holding company or control person in accordance
                   with Rule 13d-1(b)(1)(ii)(G).

     (h)    [_]    A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act.

     (i)    [_]    A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment
                   Company Act.

     (j)    [_]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)  Amount Beneficially Owned:

       As of December 31, 2002, Mr. Wetherell beneficially owned 30,644,484 shares of the common stock of CMGI, Inc., which includes: (i) 5,773,022 shares which may be acquired upon the exercise of options that are exercisable within 60 days after December 31, 2002, and (ii) 16,932,672 shares held by the North Andover LLC, of which Mr. Wetherell owns a membership interest and which is managed by a limited liability company of which Mr. Wetherell is a manager, as to which Mr. Wetherell disclaims beneficial ownership. Mr. Wetherell disclaims beneficial ownership as to an aggregate of 16,932,672 shares.

  (b)  Percent of class: 7.7%

  (c)  Number of shares as to which such person has:

       (i)   Sole power to vote or direct the vote:

             13,711,812 shares

       (ii)  Shared power to vote or direct the vote:

             16,932,672 shares

       (iii) Sole power to dispose or to direct the disposition of:

             13,711,812 shares

       (iv)  Shared power to dispose or to direct the disposition of:

             16,932,672 shares

CUSIP No. 125750 10 9                   13G                    Page 5 of 6 Pages

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

          Not applicable.

CUSIP No. 125750 10 9                   13G                    Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003                      /s/ David S. Wetherell
                                               ----------------------
                                               David S. Wetherell